UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2021

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

26, Gukjegeumyung-ro 8-gil, Yeongdeungpo-gu, Seoul 07331, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Agreement on Withdrawal of Lawsuit relating to Bank Bukopin (Kookmin Bank)

1. The Lawsuit:

•	Plaintiff: PT Bosowa Corporindo (the “Plaintiff”)

•	Defendants: The Financial Services Authority of Indonesia (Otoritas Jasa Keuangan) and Kookmin Bank (the “Defendants”)

•	Damages Claimed: Approximately KRW 1.6 trillion

•	Filing Date: November 25, 2020

•	Date of Receipt of the Written Complaint: May 10, 2021

•	Summary of the Lawsuit:

The Plaintiff is the second largest shareholder of PT Bank KB Bukopin, Tbk. (“Bank Bukopin”), of which Kookmin Bank, one of the first-tier subsidiaries of KB Financial Group Inc. (“KB Financial Group”), became the largest shareholder through its participation in Bank Bukopin’s third party-allocated capital increase on September 2, 2020. The Plaintiff filed a lawsuit against the Defendants, claiming that the capital increase and Kookmin Bank’s acquisition of Bank Bukopin’s shares violated certain Indonesian laws and regulations and demanding compensation for the Plaintiff. For more information regarding the lawsuit, please refer to KB Financial Group’s Report of Foreign Private Issuer on Form 6-K furnished to the Securities and Exchange Commission on January 25, 2021.

2. Withdrawal of the Lawsuit:

On May 31, 2021, the Plaintiff filed a request with the court in Indonesia to withdraw its lawsuit. On June 7, 2021, Kookmin Bank and the Plaintiff signed a letter of agreement confirming that the Plaintiff has withdrawn the entirety of its lawsuit against Kookmin Bank and that the Plaintiff would no longer bring any claims against Kookmin Bank in connection with Kookmin Bank’s acquisition of Bank Bukopin’s shares. In addition, both parties agreed to collaborate on furthering Bank Bukopin’s business development.

KB Financial Group plans to make additional disclosures upon confirming through Indonesia’s local court system that the Plaintiff has withdrawn the lawsuit.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: June 7, 2021	By: /s/ Hwan-Ju Lee
(Signature)

Name: Hwan-Ju Lee
Title: Senior Executive Vice President and Chief Finance Officer